SONIC

DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

DIVX

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS
Filed by DivX, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: DivX, Inc.
Exchange Act File Number: 001-33029

SONIC SOLUTIONS SONIC SOLUTIONS
Disclaimer
Cautionary Note Regarding Forward-Looking Statements:
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and
DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived;
(5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in
Sonic Solutions’ and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and . In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions’ or
DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic Solutions or DivX, please refer to their most recent Annual Reports on
Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and .  Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.
Additional Information
This material is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC's website
(www.sec.gov )
and from Sonic Solutions and its corporate website
(www.sonic.com )
or from DivX and its corporate website
(www.divx.com ).
Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC's web site at www.sec.gov or by directing a request to either Sonic Solutions or DivX.
www.divx.com
www.divx.com

SONIC SOLUTIONS
Transaction Overview
Structure
•
Acquisition of DivX by Sonic for cash and stock
Terms
•
$9.83 per DIVX Share (based on SNIC closing price 6/1/2010)
Cash: $3.75
Stock: 0.514 shares of SNIC per DIVX share
Contingencies
•
Regulatory approvals
•
Shareholder approvals
•
Customary closing conditions
Expected Closing
•
September 30, 2010
Management
•
Current Sonic management, augmented with key DivX managers
•
2 additional board members from DivX board to be named later

SONIC SOLUTIONS
Why We’re Doing This
* Removing purchase accounting non-cash charges and stock-based compensation
Compelling
Economics
•
Highly accretive deal
•
Pro Forma FY2012 non-GAAP* earnings over $0.40/share
(More than double the pro forma results without the deal)
Distinctive
Technology
Assets
•
DivX and MainConcept are the “go to guys” for Internet video codec technology – they power the world’s leading companies with H.264 video encoding
•
Codec and DRM deployment on over 300 million devices
•
DivX TV platform enhances our position with retailers
Consumer
Electronics
Leverage
•
DivX partners with more than 150 CE mfrs to support over 8500 models with over 300 million devices shipped
•
Significantly enhances our CE partnerships and operational capabilities
•
Accelerates our RoxioNow platform initiatives
Strong Brand
•
DivX is synonymous with high-quality video delivery
•
Billions of player launches every year

SONIC SOLUTIONS PC, Macs BD Players Sonic’s Strategy: Enabling Digital Media from Hollywood to Home Mobile devices Connected TVs DVRs/STBs/DMAs (Ramping to 30 million devices in 2011)

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LGF
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PICTURES
SONY
PICTURES
DIVX TV
POWERED BY
ROXIO NOW
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Rhapsody
BEST BUY
BLOCKBUSTER
PLAYSTATION 3

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS
PC, Macs
BD Players
With DivX, Our Strategy is
Accelerated, Enhanced & Expanded
Mobile devices
Connected TVs w. Digital
servcies
DVRs/STBs/DMAs
>300 million devices + expanded services
PS3

Software

Devices

DIVX®

SONIC

Content

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS
Sonic + DivX: A Virtuous Cycle
• 500M downloads
• 1.8 billion player & web
player launches/year
• 12M unique website
visits/month
• 16,000 retail storefronts
• 50 million installed on
PCs each year via OEM
• > 300 M DivX devices
shipped worldwide
• Emerging segments:  DTV,
Blu-ray, mobile, PS3
• RoxioNow platform on
leading DTV, BD, and
STBs
• Billions of DivX video files on the Internet
• All digital titles for Warner Bros., Sony Pictures, Paramount,
Lionsgate and Starz Media’s Overture Films
• Agreements with all major studios, 250 indies

DIVX®

Codec by™ MAIN CONCEPT

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS
Distinctive Technology Assets
Software &
Community
- 500 million
downloads
- Encoders and
players for HD
content
- Rich consumer
ecosystem
DivX TV
- TV “Start page”
- Aggregates paid
and free web
content
- Rev-share to CE
OEMs with
accelerated retail
store placement
MainConcept
- Enterprise video
platform
- H.264 codec
experts
- Powering leading
video companies
globally
CE Licensing
- Over 300 million
device footprint
- High-efficiency
codecs and
profiles
- Hollywood-
approved DRM
- Moving to DivX
Plus HD (H.264)

SONIC SOLUTIONS SONIC SOLUTIONS
The DivX Community
•
One of the most recognized codecs in the world
•
RoxioNow + DivX = opportunity to drive DivX
awareness in US via premium content
>500 Million total software downloads
>1.8 Billion player launches per year
>12 Million monthly visitors to DivX.com

LG SAMSUNG Panasonic TOSHIBA PHILIPS

LG Panasonic harman/kardon marantz SONY SAMSUNG Pioneer PHILIPS DENON TOSHIBA ONKYO

LG SAMSUNG PANTECH QUALCOMM MOTOROLA

MOTOROLA LG TOPFIELD VESTEL

iomega Seagate LACIE hp

THOMSON images & beyond PHILIPS RCA EPSON JVC COWON SAMSUNG

PS3

LG KENWOOD JVC GM ALPINE Pioneer Ford HONDA TOYOTA VOLVO

LG SAMSUNG Panasonic SONY PHILIPS JVC TOSHIBA

ROXIO
DIGITAL MEDIA FROM HOLLYWOOD TO HOME

Deeper & New CE Partnerships & Delivery Expertise
Mobile Phones
Gaming Consoles
Digital TVs
Blu-ray Disc Players
Set-Top Boxes
Portable Media Players
In-Car Entertainment
DVD Players
Media Streamers
SONIC SOLUTIONS

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POWERED BY
ROXIO NOW
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Revision3
Rhapsody
DIVX

DIGITAL MEDIA FROM HOLLYWOOD TO HOME
ROXIO

SONIC SOLUTIONS
SONIC SOLUTIONS
DivX TV:
The best content; easily deployed; rapidly monetized
•
Content
–
Premium: VOD, EST
–
Web: free, ad supported
–
Personal videos, photos
•
Deployment
–
Lightweight architecture
–
Easily adapted for retailers
–
Simple to deploy for CE makers
•
Monetization
–
Expanded services revenue
–
Improved CE economics
–
Superior consumer connection
SONIC SOLUTIONS

Panasonic SONY TECHNICOLOR

panvidea KULAbyte verimatrix

Adobe COREL MAGIX mjuvee Technologies

SCALA CONNECTED SIGNAGE SONY STRÖER INFOSCREEN

SeeTec network-based video surveillance sensing iDS Imaging Development Systems SEON Mobile Surveillance

ZEISS IMA HITACHI Inspire the Next GE Healthcare Deutschland, Österreich & Schweiz

DIGITAL MEDIA FROM HOLLYWOOD TO HOME
ROXIO

SONIC SOLUTIONS Broadcast & Professional IPTV & Streaming Multimedia Digital Signage Security & Surveillance Medical Enterprise Video Platform Powering H.264 Globally SONIC SOLUTIONS

scale & reach for our partners and customers

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

Global Scale, 24/7 Operations Sonic DivX *Spheres indicate major offices by employee size SONIC SOLUTIONS

SONIC SOLUTIONS
Summary: Combined Strengths
• Rich technology portfolio
• Longstanding relationships with
Hollywood studios
• Powering third party content
services (Best Buy, Blockbuster,
etc.)
• Device manufacturers (LG,
Samsung, etc.)
• 50 million copies of Roxio
software shipped annually
• 15,000 retail outlets
• 65% retail market share
• 500 million software downloads
• Install base of over 300 million
DivX enabled devices
• Embedded Internet TV Platform
• Supplying codec to the world’s
leading companies (Adobe,
Google, etc.)
• Hollywood approved DRMs
• Vibrant and extensive Web-based
community of enthusiasts
SONIC SOLUTIONS

SONIC SOLUTIONS Appendix

SONIC SOLUTIONS SONIC SOLUTIONS
Financial Impact
FY12
Revenues ~$250
Gross Margin 64%
Operating Margin 14%
EPS >$0.40
• Very Accretive
• Significant operational efficiencies and cost savings
• Possible (not modeled) revenue leverage
*Margins and EPS are computed on a Non-GAAP basis, excluding non-cash acquisition and stock-based compensation expenses.

1200
1000
800
600
400
200
0
Millions of Annual Units
DVD
Emerging Products

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

DVD and Emerging Products –
Addressable Markets for DivX
Source: DivX, Displaysearch, IMS, iSuppli, ABI, Strategy Analytics, IDC
Mobile:  All mobile handsets, Strategy Analytics, Q209 | DTV:  All DTVs, including digital CRT and RPTV, Displaysearch, Q209 | STB:  All Digital STBs, all transmission types, both operator and retail, IMS, Q209 | PMP:  all video-enabled PMPs, no mp3 only,
IMS, Q209 | PND: all PNDs. IMS, Q209 | DVD: all red laser DVD players/recorders (including HTiB), iSuppli Q209 | DSC: all dedicated DSCs, IMS, Q209 | VGC: all current and next-gen consoles from Sony, MS, and Nintendo, iSuppli, Q209 | BD: all standalone
BD-players/recorders, NO PS3,  iSuppli, Q209 | DMR:  Contains standalone DMAs, internet TV boxes, as well as connected AVRs, InStat, 12/08
DVD Market
New Growth
Segments
Blu-ray Players
Digital TVs
Set-top Boxes
Mobile Handsets
Gaming Consoles
Portable Media Players
Personal Navigation Devices
SONIC SOLUTIONS

DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME
DVD

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

Thank You SONIC SOLUTIONS